Exhibit 99.1

SOS Limited

Interim Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	Twelve months ended	Six months ended
	31-Dec-21	30-Jun-22
	Audited	Unaudited
	$	$
Current assets:
Cash and cash equivalents	338,026	247,346
Accounts receivable - net	26,129	5,738
Inventory	96,071	84,855
Other receivables - net	173,234	307,512
Amount due from related parties	7,839	18,460
Tax recoverable	7,706	3,596
Intangible assets	14,502	15,338
Total current assets	663,507	682,845
Non-current assets:
Property equipment and software-net	28,320	26,382
Goodwill	72	72
Operating lease, right of use assets-net	3,401	3,742
Total non-current assets	31,793	30,196
Total assets	695,300	713,041

Liabilities and Shareholder’s Equity
Liabilities:
Accrued liabilities	19,815	16,730
Accounts payable	29,487	34,886
Tax payable	-	2,322
Other payables	6,684	14,099
Amount due to related parties	2,777	4,167
Contract liability	156	347
Operating lease liability-current	894	1,446
Total current liabilities	59,813	73,997
Operating lease liability-non-current	1,918	2,472
Total non-current liabilities	1,918	2,472
Total liabilities	61,731	76,469
Shareholder’s Equity
Paid up capital	300	335
Additional paid-in capital	672,352	705,272
Retained earnings/(accumulated deficit)	5,838	(43,413)
Current year net loss	(49,251)	(14,334)
Other comprehensive income/(loss)	4,130	(10,738)
Total Shareholders’ Equity	633,369	637,122
Non-controlling interest	200	(550)
Total Liabilities and Shareholders’ Equity	695,300	713,041

SOS Limited

Interim Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-21	30-Jun-22
	Unaudited	Unaudited
	$	$
Revenue	184,489	132,710
Business taxes and surcharges	(11)	(45)
Net revenue	184,478	132,665
Operating costs	(167,238)	(120,294)
Gross profit	17,240	12,371
Gross profit ratio	9.3%	9.3%
Operating expenses
Selling expense	(30)	(3,115)
G&A expense	(19,425)	(10,087)
Share-based compensation	(17,926)	(14,471)
Finance expense	-	-
Total operating expenses	(37,381)	(27,673)
Income from operations	(20,141)	(15,302)
Other income (expenses):
Other income (expenses), net	305	3,166
Total other (expenses) income, net	305	3,166

Loss before income taxes	(19,836)	(12,136)
Income tax expense	(579)	(2,767)
Net loss - continuing operations	(20,415)	(14,903)
Non-controlling interest	4	569
Net Loss	(20,411)	(14,334)

Other comprehensive loss:
Foreign currency translation adjustment-net of tax	(2,991)	(10,739)
Total comprehensive loss	(23,402)	(25,073)

Weighted average number of ordinary shares

Basic	490,720,471	3,127,978,878
Diluted*	-	-
LOSS PER SHARE
Basic	(0.04)	(0.0046)
Diluted*	-	-

Note 1:*N/A Anti-diluted shares not considered

	Six months ended
	30-Jun-21	30-Jun-22
	US$ 000	US$ 000
None-GAAP adjusted (loss)/profit before income tax expense	(2,484)	137

Note 2 The add-back adjustment was mainly associated with share-based compensation expenses of $17.9 million for the period of six months ended June 30, 2021 and $14.5 million for the six months ended June 30, 2022 respectively.

SOS Limited

Interim Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-21	30-Jun-22
	Unaudited	Unaudited
	$	$
Cash flows from operating activities:
Net (loss)	(20,411)	(14,334)
Adjustments:
Depreciation and amortization	5,509	2,700
Share-based compensation	17,927	14,472
Allowance for doubtful accounts-accounts receivable	-	189
Allowance for doubtful accounts-other receivable	-	800
Inventory	(102,566)	11,217

Accounts receivable	-	20,391
Other receivables	(196,620)	(138,389)
Amount due from related parties	(10,183)	(10,622)
Intangible assets	(12,221)	(837)
Accrued liabilities	24	(3,085)
Accounts payable	(13,118)	5,400
Tax payable	(6,024)	(2,323)
Other payables	(8,338)	7,415
Amount due to related parties	2,406	1,390
Contract liability	4,450	192
Lease liabilities	-	1,107
Net cash used in operating activities	(339,165)	(104,317)
Cash flows from investing activities:
Purchase of property, equipment and software	(34,205)	-
Proceeds from disposal of property, equipment and software	-	1,597
Disposition of assets-P2P	3,500	-
Net cash (used in)/generated from investing activities	(30,705)	1,597
Cash flows from financing activities:
Proceeds from share issuance, net of issuance costs	551,824	18,483
Net cash generated from financing activities	551,824	18,483
Effect of exchange rates on cash and cash equivalents	2,887	(6,443)
Net increase/(decrease) on cash and cash equivalents	184,841	(90,680)
Cash and cash equivalents at beginning of the period	610	338,026
Cash and cash equivalents at end of the period	185,451	247,346

Supplemental cash flow information
Cash paid for income tax	-	1,061

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